UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated June 3, 2026

Commission File Number: 001-42939

The Magnum Ice Cream Company N.V.
(Translation of registrant's name into English)

Reguliersdwarsstraat 63
1017 BK Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This report on Form 6-K contains a Stock Exchange Announcement dated June 3, 2026 entitled ‘Director/PDMR Shareholding’.

Director/PDMR Shareholding

The Magnum Ice Cream Company N.V.

(TMICC or the Company)

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES (PDMRS)

The Company notifies the following acquisitions of ordinary shares of €3.50 each (Shares) of PDMRs.

This announcement is made in accordance with the requirements of the EU and UK version of the Market Abuse Regulation 596/2014.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Ronald Schellekens
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	02-JUN-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	CBOE Europe Equities (CEUX)	GBP
	Nature of Transaction		Price	Volume	Total
	Acquisition		12.293	8,134	99,993.70
		Aggregated	12.293	8,134	99,993.70
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	02-JUN-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	London Stock Exchange - XLON	GBP
	Nature of Transaction		Price	Volume	Total
	Acquisition		12.295	24,400	299,998.00
		Aggregated	12.295	24,400	299,998.00
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	02-JUN-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	New York Stock Exchange - XNYS	USD
	Nature of Transaction		Price	Volume	Total
	Acquisition		16.6864	18,018	300,655.56
		Aggregated	16.6864	18,018	300,655.56

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Mustafa Seckin
2	Reason for the notification
a)	Position/status	President Europe and Australia & New Zealand
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	01-JUN-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Amsterdam Stock Exchange - XAMS	EUR
	Nature of Transaction		Price	Volume	Total
	Acquisition		13.75	7,500	103,125.00
	Acquisition		13.65	5,000	68,250.00
	Acquisition		13.58	5,000	67,900.00
		Aggregated	13.673	17,500	239,275.00

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of natural person	Toloy Tahir Tanridagli
2	Reason for the notification
a)	Position/status	President, Middle East, Turkey and South Asia
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	The Magnum Ice Cream Company N.V.
b)	Legal Entity Identifier code	25490052LLF3XH6G9847
4	Details of the transaction(s) summary table
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	02-JUN-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	Amsterdam Stock Exchange - XAMS	EUR
	Nature of Transaction		Price	Volume	Total
	Acquisition		14.14746	40,500	572,972.13
		Aggregated	14.14746	40,500	572,972.13
	Date of Transaction	Description of Instrument	Identification Code	Place of Transaction	Currency
	02-JUN-2026	Ordinary shares of €3.50 each	ISIN: NL0015002MS2	New York Stock Exchange - XNYS	USD
	Nature of Transaction		Price	Volume	Total
	Acquisition		16.73896	47,580.00	796,439.72
		Aggregated	16.73896	47,580.00	796,439.72

Enquiries
Media Relations media.relations-tmicc@magnumicecream.com	Investor Relations investor.relations-tmicc@magnumicecream.com

About The Magnum Ice Cream Company

The Magnum Ice Cream Company N.V. (EURONEXT: MICC/ NYSE: MICC/ LSE: MICC) is the world's leading ice cream business. Home to four of the world's five largest ice cream brands: Magnum, Ben & Jerry's, Cornetto and the Heartbrand, our portfolio delights consumers in 80 markets around the world. Headquartered in Amsterdam, The Netherlands, we have a global team of 18,000 employees, a network of 32 factories, 13 R&D centres, and a fleet of three million freezer cabinets. For more information, visit www.corporate.magnumicecream.com. TMICC's legal entity identifier is 25490052LLF3XH6G9847.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Magnum Ice Cream Company N.V.
(Registrant)

Date: June 3, 2026	/s/ Vanessa Vilar
Vanessa Vilar
Chief Legal Officer